

Renew RESI

Response to Front Yard's Misleading Presentation

May 2019



SNOW PARK
CAPITAL
PARTNERS

DISCLAIMER

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Snow Park Capital Partners, LP or any other participant in its solicitation (collectively, "Snow Park") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Snow Park, and are based on publicly available information with respect to Front Yard Residential Corporation (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Snow Park has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Snow Park and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Snow Park shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Snow Park that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Snow Park believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Snow Park reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Snow Park disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

Source: Snow Park Capital Partners, LP

Overview: Front Yard's Misleading Presentation

renewRESI

FRONT YARD'S TROUBLING MISREPRESENTATIONS AND OMISSIONS

- Snow Park Capital Partners, LP ("Snow Park") is a long-term stockholder of Front Yard Residential Corporation (NYSE: RESI)("Front Yard" or the "Company") with deep knowledge of its business, portfolio and governance

- All three of Snow Park's highly-qualified, independent nominees – Leland Abrams, Lazar Nikolic and Jeffrey Pierce – are significant stockholders (the "Snow Park Slate")

- We believe the presentation released by Front Yard on May 3, 2019 misrepresented the dire state of the Company and failed to address its value destructive lapses with respect to strategy, performance and governance – and altogether ignored any plan for stockholders to realize Net Asset Value ("NAV")

- While Front Yard once again touted its Net Operating Income ("NOI") and internalization of property management as proof of its "transformation" that began four years ago, the fact is the Board of Directors' (the "Board") record of presiding over costly failures is indisputable:

Share Price is Down Approximately 50% Since 2015

- Front Yard's statements – and omissions – only reinforce that the Company is either ill-equipped or unwilling to take necessary steps to maximize value for stockholders:

Front Yard Still Offers No Credible Path to NAV Realization

Vote the **BLUE PROXY CARD** to elect the Snow Park Slate, which will bring to the Board the expertise, experience and ownership perspectives needed to realize the value trapped within Front Yard's shares

SNOW PARK CAPITAL PARTNERS

FRONT YARD'S REFUSAL TO ADDRESS OR ACKNOWLEDGE FAILURES

In its recent presentation, Front Yard once again opted to completely ignore the litany of issues that continue to drive the Company's underperformance, strategic missteps and poor governance

- **Miserable Total Shareholder Returns** – Despite operating during a bull market in the single-family space and a period of tremendous economic growth, Front Yard has dramatically underperformed industry benchmarks and its two public company peers: American Homes 4 Rent and Invitation Homes

- **Excessive G&A Expenses** – Front Yard's incumbent Board sat by while the Company's General & Administrative expenses have remained at levels that far exceed more profitable peers

- **Staggering Valuation Gap** – Although REITs often trade at modest discounts to their NAV calculations, Front Yard's shares trade at a consistent 50-60% discount to the Company's own stated NAV (the 2nd largest discount to NAV out of all US publicly-traded REITs)

- **Strategic Lapses** – Front Yard has been built up in recent years through unsustainable, leverage-fueled acquisitions, leaving stockholders burdened with more risk and hindering its ability to execute a capital markets transaction

- **Persistent Structural Issues** – For Front Yard, spurring growth and reining in costs is nearly impossible right now given its poorly designed external management agreement with Altisource Asset Management Corporation ("AAMC") and excessively leveraged balance sheet

- **Minimal Management-Level Accountability** – Management consistently overpromises in its proclamations before ultimately underdelivering, including telling stockholders to expect "distributable income of 9-11% on equity"

- **Weak Corporate Governance** – Front Yard defies best practices in corporate governance and severely limits the ability of stockholders to spur necessary changes and have their voices heard

- **Lack of Board-Level Independence** – Front Yard's Board in recent years has added former long-term colleagues of the chief executive, George Ellison, who himself is the Chairman and CEO of the Company's external manager, AAMC

- **Poor Alignment With Stockholders** – The incumbent independent directors' lack of a vested financial interest in Front Yard's performance causes a misalignment of interests between stockholders and the Board

Note: As of market close on April 1, 2019, Front Yard's shares were trading at $9.41. A NAV of $17.50 was set forth in Front Yard's February 2019 earnings call transcript
Note: Total Shareholder Return performance calculated as of close on April 1, 2019 (day immediately prior to Snow Park's public letter on April 2, 2019 disclosing its nomination of nominees)
Source: S&P Market Intelligence, "NAV Monitor: REITs trade at 6.0% discount to NAV at March-end," April 2, 2019


SNOW PARK
CAPITAL
PARTNERS

THE STATUS QUO NEEDS TO CHANGE IN FRONT YARD'S BOARDROOM

Without changing the composition of Front Yard's Board, the Company appears destined to continue doubling down on a flawed business plan that has already destroyed significant value and left stockholders in a perilous position

If elected to the Board, the Snow Park Slate will be laser-focused on repairing broken stockholder confidence and ensuring all paths to value creation are explored:

Add True Independence and Ownership Perspectives to the Board



Enhance Accountability for Management on Day 1



Improve Strategic Thinking and Execution to Avoid Costly Missteps



Advocate for Stockholder-Friendly Governance Policies



Encourage a Full Strategic Review to Assess All Alternatives



Front Yard's Unaddressed Failures and Misrepresentations

renewRESI

INDEFENSIBLE LONG-TERM UNDERPERFORMANCE

While Front Yard is pointing to increased NOI as proof of a "transformation," its track record of <u>**negative returns**</u> is indisputable.



Despite claiming to be at an "inflection point" in its presentation, Front Yard has given stockholders no reason to trust the Company or continue rolling the dice on its flawed business plan

Note: Performance calculated as of close on April 1, 2019 (day immediately prior to Snow Park's public letter on April 2, 2019 disclosing its nomination of the nominees). Invitation Homes launched its IPO on 1/31/2017
Source: Bloomberg

DECLINING BOOK VALUE PER SHARE

The Company's value has continued to erode while the incumbent Board remains idle and fails to articulate a credible strategy to realize NAV in its presentation



RESI UNDEPRECIATED BOOK VALUE PER SHARE

- $23.22 (2014)
- $20.26 (2015)
- $16.59 (2016)
- $13.44 (2017)
- $11.38 (2018)

Book value per share is down by more than 50% since 2015

It is our view that the market no longer believes in Front Yard's business plan or its ability to unlock the real estate value trapped within its underperforming shares

Note: Book value per share calculated by net assets over # of shares.
Sources: RESI 10-Q and 10-K filings

SNOW PARK CAPITAL PARTNERS

SIGNIFICANT STRUCTURAL ISSUES

Front Yard's reckless leverage-fueled acquisition spree has gradually eroded the balance sheet and resulted in diminishing NAV – but the Company's presentation ignores this



Source: Front Yard's earnings call transcripts from May 2016 through November 2018.

SNOW PARK
CAPITAL
PARTNERS

OUTSIZED G&A EXPENSES RELATIVE TO PEERS

Front Yard's incumbent Board has sat by while the Company's General & Administrative expenses have remained at levels that far exceed more profitable peers

G&A Remains Unreasonably High Despite "Transformative" Efforts





Sources: JP Morgan Research; Bloomberg; Companies' 2018 10-K filings.

SNOW PARK CAPITAL PARTNERS

CLIMBING COMPENSATION DESPITE DIMINISHING STOCKHOLDER VALUE

While insiders have made over $12 million since 2015, stockholders have cumulatively lost more than $600 million



DECLINING STOCKHOLDER VALUE VS. RESI CUMULATIVE COMPENSATION

Total Comp: $12.4M

Since 2015, RESI Officers and Directors earned $12.4M as market value dropped by over -$600M.

$1,109M
$695M
$595M
$634M
$468M

Market Cap — Officer / Director Cumulative Compensation

Sources: Front Yard's proxy statements; Bloomberg

TRACK RECORD OF BREAKING PROMISES TO STOCKHOLDERS

Snow Park believes Front Yard's history of broken promises is further evidence of why stockholders cannot trust the incumbent Board to deliver despite claims that the Company is at an "inflection point"

Management told stockholders in 2016 that once NOI margin is ~65%, it will generate "distributable income of 9-11% on equity"



Management told stockholders in 2016 that it planned to have 10,000 homes by the end of 2016 and 20,000 by the end of 2017



Management told stockholders in 2018 its "business transformation is achieving results" – but stockholders are not realizing those results



Management told stockholders in Q3 2018 earnings call that it was poised to begin "printing money" – but Front Yard shares were down 30% in 2018



Despite various promises to stockholders, to this day, the Company does not even cover its dividends

Source: Front Yard's earnings call transcripts from May 2016 through November 2018.

SNOW PARK
CAPITAL
PARTNERS

MORE FAILED PROMISES

We believe the precipitous decline in Front Yard's share price is correlated to its inability to execute a sound business plan and keep commitments to stockholders

Management's Assurances

"This higher yielding strategy should allow us to hit best in class operating cash flow."
– *George Ellison, Earnings Call on 5/9/2016*

"… after G&A and management fees, we will have the capacity to pay dividend yields of 9% to 11% after we've stabilized and have 20,000 to 30,000 homes."
– *George Ellison, Earnings Call on 2/29/2016*

"So the challenge to us, after seeing these yields on 15%, is can we actually hit these targets, can we actually make these numbers, can we control our costs to hit these very high net yields."
– *George Ellison, Earnings Call on 2/29/2016*

The Realities Years Later

"… when we get to sort of 50,000 homes, for example, our G&A load will be comparison – sorry, comparable with our peers."
– *Robin Lowe, Earnings Call on 2/27/2019*

"Okay. Do you expect to cover the dividend by year-end?"
- *Question to Management by analyst Jade Rahmani, Earnings call on 2/27/2019*

"…as we grow, we have to drive our total, real G&A levels that are comparable to people in the space and other people that you may mention."
- *George Ellison, Earnings Call on 2/27/2019*

After nearly four years on the job, stockholders are being sold the same failed promises

Unfortunately, rather than embracing investor feedback and oversight, the Company chose to fight Snow Park and its fellow independent stockholder nominees

FACT VS. FICTION: FRONT YARD IS NOT "WELL POSITIONED" TO DELIVER LONG-TERM STOCKHOLDER VALUE BY ANY OBJECTIVE MEASURES

Front Yard's presentation glosses over years of underperformance and value destruction in favor of painting an overly optimistic picture of the Company's prospects – one that is not reflected in its stock price or NAV

Company Overview

front yard RESIDENTIAL

Opportunity	• Affordable single-family rental ("SFR") homes are in short supply with around 17 million families currently renting, of which approximately 2% are institutionally managed • A single-family solution in the affordable, working-class housing market that provides an important alternative for underserved families who cannot or do not want to own their home
Vision	• Position the Company in the "affordable" sector of the SFR industry which we believe has the largest runway for growth • Become the premier provider of high quality, affordable rental homes to families throughout the United States
Team	• Active and engaged Board that continues to add talent • Experienced management team with a focus on long-term strategic growth
Strategy	• Front Yard is well positioned to capitalize on the growing affordable segment of the SFR market and favorable macroeconomic trends that, we believe, allow for higher potential growth rates and better retention rates than higher-priced homes • Develop scale in attractive markets with favorable long-term demographic trends • Continue to grow our high-yielding SFR business by executing on our successful diversified acquisition strategy • Improve operational metrics by leveraging an internalized property management platform
Results	• Increased rental revenue to $183 million, up **48%** over 2017 and **277%** over 2016 • Reduced GAAP net loss by 29% to $131 million in 2018 compared to a net loss of $185 million in 2017 • Increased stabilized rental NOI to $113 million, up **43%** over 2017 and **286%** over 2016
Outlook	• Front Yard is at an inflection point and is poised to reap the benefits of its portfolio transformation, as the earnings drag from the legacy portfolio is essentially gone and the internal property management platform will drive operating efficiencies • Board and management are committed to pursuing a course that enhances long-term stockholder value in a sustainable manner

Note: Please see the Definitions and Disclosures section of this presentation for important information on definitions of metrics and reconciliations to GAAP. Stabilized Rental NOI and Stabilized Rental Core NOI Margin to GAAP can be found starting on slide 27.

© 2019 Front Yard Residential. All rights reserved.

5

We question how Front Yard can consider its incumbent Board and management team to be assets when they have presided over massive value destruction and strategic lapses, and yet still offer no credible solution on how the future will differ

We question how Front Yard can claim to be "well positioned" when its NAV is declining, its balance sheet is overleveraged, and it is hindered by a deeply flawed external management agreement

It is also worth noting that internally-managed REITs have historically outperformed externally-managed REITs:

"From a performance perspective, in the US, internally managed REITs have outperformed their externally managed peers by around 240bps per annum over the last five years." – EY

Management provides no explanation on how NOI can be positioned as a "result" for stockholders to rely on when to date, "stabilization" has not translated to profits or stock price appreciation

Source: EY, "Internal vs. External Management Structures," 2017

SNOW PARK CAPITAL PARTNERS

FACT VS. FICTION: INCREASED NOI IS MEANINGLESS IF IT DOES NOT TRANSLATE TO CASHFLOWS AND PROFITS

Front Yard's attempt to position a stabilization of its NOI as an indication of future value creation is completely implausible when one takes into account its external management agreement and balance sheet situation



While Front Yard concedes that NOI growth has not spurred any stock price appreciation to date, it fails to mention this "stabilization" occurs alongside:

1. The documented erosion of NAV

2. The expansion of the Company's valuation gap

3. The deterioration of the Company's balance sheet due to excessive leverage

Front Yard provides no explanation for the fact that its stock price declined approximately 30% in 2018 despite its "transformation" with respect to NOI

We believe it has become clear to the market that there is no feasible path to profits or cashflows with Front Yard's current business plan

SNOW PARK
CAPITAL
PARTNERS

FACT VS. FICTION: ANALYSTS DO NOT HAVE A "STRONG" OUTLOOK

Front Yard appears comfortable misrepresenting analysts' "BUY" ratings as endorsements for management's failed business plan – but price targets are still 20-30% below NAV

Strong Sell-Side Analyst Outlook

Firm	Analyst Name	Rating	Target Price	Latest Analyst Rating
Credit Suisse	Douglas Harter	Buy	$14.00	OUTPERFORM
Deutsche Bank Research	George Bahamondes	Buy	$12.00	BUY
JMP Securities	Aaron Hecht	Buy	$14.00	MARKET OUTPERFORM
Northland Securities	Mike Grondahl	Buy	$15.00	OUTPERFORM
JPMorgan	Anthony Paolone	Hold	$12.00	NEUTRAL
Keefe Bruyette & Woods	Jade J. Rahmani	Hold	$11.00	MARKET PERFORM

19

Front Yard does not acknowledge in its presentation that every single analyst covering the Company has a price target that is significantly below the Company's own stated NAV

We believe it is clear that certain analysts have a "BUY" rating on Front Yard because the stock is trading extremely cheaply

According to an April 2, 2019 report from S&P Market Intelligence, Front Yard trades at a 46.3% discount to NAV compared to 5.3% discount for other residential REITs

As far as Snow Park can tell from a review of transcripts, Deutsche Bank and JMP Securities have not participated on Front Yard earnings calls in years

Source: S&P Market Intelligence

SNOW PARK CAPITAL PARTNERS





FACT VS. FICTION: HAVENBROOK DEAL HAS FURTHER ERODED VALUE

Front Yard's decision to acquire HavenBrook Partners and a portfolio of 3,200 homes in August 2018 has actually accelerated – not stemmed – the erosion of stockholder value

The Board's Failure
Not Asking the Right Questions

Does the acquisition make strategic sense given the limitations posed by Front Yard's external management agreement with AAMC and existing debt levels? ❌

Have we identified an achievable and practical home volume level at which Front Yard can achieve G&A expenses in line with peers? ❌

Why leverage nearly every unencumbered asset and add 3,200 homes if it is not accretive to earnings? ❌

The Consequences
Shares Dropped Nearly 30% in 2018 Following the Deal

RESI VS. INVH VS. AMH (8/9/18 THROUGH 12/31/18)

Deal
Announced
Sep
Oct
Nov
Dec
2019
RESI
INVH
AMH

Source: Bloomberg

SNOW PARK
CAPITAL
PARTNERS

THE REAL CONFLICTS EXIST IN THE BOARDROOM

Despite the fact that Front Yard is seemingly comfortable attacking and disparaging Snow Park, the true conflicts impacting stockholders exist among management and the Board



CEO George Ellison supported the recent appointment of Rochelle Dobbs and George McDowell – Mr. Ellison's former Bank of America colleagues – as "independent" directors



George Ellison is CEO of both Front Yard and AAMC while also sitting on both companies' boards



George Ellison held leadership roles at both companies at the time the destructive external management agreement was negotiated

Source: Front Yard's definitive proxy statement filed on April 12, 2019.

The Snow Park Slate's Qualifications and Vision

renew**RESI**

LELAND ABRAMS



Leland Abrams, age 36, has served as a Fund Manager at Wynkoop, LLC ("Wynkoop"), an investment fund manager, since September 2016. Prior to joining Wynkoop, Mr. Abrams was the former RMBS Sector Manager for Candlewood Investment Group, LP, an alternative asset management firm focused primarily on credit opportunities where he was responsible for overseeing approximately half of its structured credit investments, from November 2010 until April 2016. From 2008 until 2010, Mr. Abrams was a structured mortgage and esoteric ABS trader and credit analyst at United Capital Markets, Inc., a secondary market maker concentrating on asset backed and mortgage backed securities. Prior to that, Mr. Abrams was a credit analyst and trader on the proprietary credit trading desk at Dresdner Bank, A.G., a mid-size investment banking firm offering brokerage services and investment products, from 2005 until 2008. Mr. Abrams holds a B.A. in Economics from Bucknell University. Snow Park believes Mr. Abrams' financial expertise and his experience investing in structured credit, specifically, residential mortgage backed securities, makes him well qualified to serve on the Board.

Relevant experience and qualifications that will be additive to Front Yard's Board:

- Mr. Abrams' investment in Front Yard is one of the largest equity positions in the Wynkoop portfolio he manages

- As an investor with nearly 15 years of experience in evaluating and investing in residential mortgage backed securities (RMBS), Mr. Abrams is an expert in the fundamentals of the single-family residential space – one with unique insight into the operations, strategies, and portfolio management practices of profitable publicly-traded REITs

- Mr. Abrams' firm, Wynkoop, was an early player in single family market institutional investments, having bought and sold more than 1,000 homes similar in profile to the assets in Front Yard's portfolio

- Experienced with respect to the financing, sourcing and management of single-family portfolios
  - In December 2018, Wynkoop sold a $50 million block of SFR homes to another large fund

LAZAR NIKOLIC



Lazar Nikolic, age 39, has served as a founder and managing member of each of JPL Advisors LLC and JPL Management Services LLC, providers of investment management services to private funds, since January 2016. Mr. Nikolic's responsibilities include portfolio management, investment analysis and risk management, and he currently focuses on RMBS, structured credit, m-REITs, e-REITs, closed-end funds, specialty finance companies and special situations. From September 2009 until December 2015, Mr. Nikolic was a portfolio manager at Adler & Co., a family office. Prior to that, Mr. Nikolic was a hedge fund analyst at Alpha Beta Capital Management LLC, an investment advisor, from 2007 until 2009. Previously, Mr. Nikolic served as a software engineer at Bloomberg L.P., a privately held financial, software, data and media company, from 2003 until 2007. Mr. Nikolic holds an M.S. in Math-Finance from New York University's Courant Institute as well as a B.S. in both Mathematics and Computer Science from Lafayette College. Snow Park believes that Mr. Nikolic's financial expertise will make him a valuable addition to the Board.

Relevant experience and qualifications that will be additive to Front Yard's Board:

- Mr. Nikolic's investment in Front Yard is one of the largest positions in the JPL portfolio he manages

- Founder of MVC Real Estate, a single-family property investment vehicle that acquired and managed rentals in Atlanta – one the country's largest home markets – from 2013 until 2019 when the portfolio was sold effectively doubling money for investors

- On behalf of limited partners, Mr. Nikolic oversaw investments in some of the earliest institutional-level private funds that deployed capital to the SFR space in 2010 and 2011 before any public companies even existed

- Mr. Nikolic runs an investment management firm that focuses on deeply discounted securities – and 33% to 50% of the portfolio has been invested in REITs over the past few years

JEFFREY PIERCE



Jeffrey Pierce, age 38, has served as the Managing Partner and Portfolio Manager of Snow Park Capital Partners, LP, a private investment firm, since March 2015. Previously, Mr. Pierce led the real estate coverage at Luxor Capital Group, LP ("Luxor"), a multi-strategy hedge fund, from March 2010 to March 2014, and served as a consultant through January 2015. Prior to his service at Luxor, Mr. Pierce served as an analyst covering public real estate securities at Farallon Capital Management, LLC, an investment firm that manages capital on behalf of institutions and individuals, from 2006 to 2010, and served as lead analyst, from 2008 to 2010. Mr. Pierce holds a B.A. in both Economics and Mathematics from New York University, where he graduated summa cum laude and was nominated to Phi Beta Kappa. Snow Park believes Mr. Pierce's perspective as a shareholder in addition to his real estate investment experience makes him well qualified to serve on the Board.

Relevant experience and qualifications that will be additive to Front Yard's Board:

- Mr. Pierce's investment in Front Yard is one of the largest in the Snow Park funds he manages

- In recent years, Mr. Pierce has invested and created value for stockholders at companies that include:

  o Monogram Residential Trust: Snow Park helped deliver active alpha through the duration of its public engagement with the company, ultimately resulting in the sale of the company

  o FelCor Lodging Trust: Snow Park helped deliver active alpha through the duration of its public engagement with the company, ultimately resulting in board changes and a sale of the company

- Outside of Snow Park, Mr. Pierce owns and operates a portfolio of single-family and multi-family properties that has achieved significant appreciation since inception

OUR SLATE STANDS FOR A FULL AND FAIR STRATEGIC REVIEW

Although Front Yard's structural issues and flawed business plan are preventing it from unlocking the value trapped within its shares, we believe viable paths to realizing NAV exist

PATH #1

Full Sale of the Company

Given that there has been a tremendous amount of private capital flowing into real estate investment vehicles in recent years, we believe now is the time for Front Yard to consider exploring a sale to a company with the operating efficiencies and scale to realize the full value of the portfolio. We believe this option offers stockholders significant benefits:

- Realize a sizable premium on Front Yard's underperforming shares based on the Company's own stated NAV estimate
- De-risk by no longer having to roll the dice on the Company's poor strategy and execution

PATH #2

Asset Sales to De-Lever and Grow Distributions

The significant amount of private capital that has flowed into real estate investment vehicles provides a tailwind for Front Yard to explore an orderly sale process for parcels within its portfolio. We believe this option – although secondary to an outright sale – offers stockholders significant benefits over time:

- Gradually reduce leverage and clean up the balance sheet
- Steadily eliminate the valuation gap
- Return meaningful capital to stockholders
- Incrementally reduce stockholder risk by committing to a value-creation strategy that is less tied to the Company's poor strategy and execution

PATH #3

Cost-Cutting Initiatives to Pursue Profitability at 16K Home Level

If necessary, Front Yard can drastically reduce costs across the board to try to demonstrate to stockholders that 16K homes can be operated profitably. Executing at this scale could possibly enable the Company to issue more equity at reasonable levels and increase scale. This path would likely require the following:

- Renegotiate the flawed external management agreement with AAMC
- Drastically cut compensation for employees pulling two salaries from Front Yard and its external manager
- Exploration of internalizing management
- Reduce director compensation by 2/3 as a sign of good faith

SNOW PARK CAPITAL PARTNERS

ALIGNMENT OF INTERESTS: OUR NOMINEES VS. MANAGEMENT AND THE BOARD

Front Yard's baseless and concerning effort to mislabel Snow Park and its nominees as "conflicted" fails to take into account certain realities

We Believe the Snow Park Slate's Economic Interests Align with the Company's Stockholders

- The Snow Park Slate collectively beneficially owns more than 2% of the Company's outstanding shares – more than 25x the amount of shares of the incumbent independent directors

- The Snow Park Slate is investing its own capital to initiate the change needed in the boardroom this proxy season

- Leland Abrams, through Wynkoop LLC and its affiliated entities, is a material stockholder of Front Yard and has no position in AAMC

- Lazar Nikolic, through JPL Advisors and its affiliated entities, is a material stockholder of Front Yard and has no position in AAMC

- Jeffrey Pierce, through Snow Park Capital Partners and its affiliated entities, is a material stockholder of Front Yard

- Snow Park has reduced its holdings in AAMC while George Ellison has grown his holdings in AAMC

SNOW PARK CAPITAL PARTNERS

BOARD QUALITY IS A CRITICAL ISSUE: NOMINEE COMPARISON

We believe the Snow Park Slate brings superior experience, expertise and vision compared to Front Yard's "independent" nominees

	Mr. Pierce	Mr. Nikolic	Mr. Abrams	Mr. Eruzione	Mr. McDowell	Mr. Reiner
Sizable Stockholder	Yes	Yes	Yes	No	No	No
Additive Expertise and Experience in Single-Family REIT Sector	Yes	Yes	Yes	No	No	No
Failed to Rectify Dismal AAMC Agreement	No	No	No	Yes	Yes	Yes
Former Associate of Current CEO or Former Chairman	Independent	Independent	Independent	No	Yes	Yes
Perpetuated Anti-Stockholder Bylaw Amendment Restrictions	Would seek to amend bylaws	Would seek to amend bylaws	Would seek to amend bylaws	Yes	Yes	Yes
Perpetuated Anti-Stockholder Executive Compensation	No	No	No	Yes	Yes	Yes
Relevant Experience Investing in Single-Family Market	Yes	Yes	Yes	No	No	No
Track Record of Working with REITs to Improve Governance & Unlock Value	10+ years	10+ years	10+ years	No	No	No
Track Record of Investment in Real Estate Securities Requiring Analysis of Portfolio & Strategy	10+ years	10+ years	10+ years	No	No	No

SNOW PARK
CAPITAL
PARTNERS



VOTE THE <u>BLUE PROXY CARD</u> TO DISRUPT THE UNACCEPTABLE STATUS QUO AT FRONT YARD